FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 26, 2009

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

     In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30 and 210, and in the use of the powers conferred upon me, I duly inform the Superintendence of the following material information:

     Directors Pío Cabanillas Alonso and Juan Gallardo Cruces resigned from their positions at the beginning of the board meeting of Endesa Chile held today. Juan Gallardo was the Vice-Chairman of the board.

The board agreed to appoint José María Calvo-Sotelo Ibáñez-Martín and Andrea Brentan to replace the resigned directors. Andrea Brentan was appointed as Vice-Chairman of the board.

At the end of the board meeting, the director Raimundo Valenzuela Lang resigned from his position. The board agreed not to appoint a replacement.

As a result of these resignations, the upcoming Endesa Chile General Ordinary Shareholders’ Meeting to be held on April 15, 2009 will renew the entire board of the Company through the election of its members, following the provisions of article 32, final paragraph, of the Corporations Law.

Having already informed the Superintendence of Securities and Insurance, on February 27, 2009, of the Notice for the aforementioned General Ordinary Shareholders’ Meeting mentioned, accompanied by an agenda which did not contemplate the election of the board of directors, it is now necessary to inform you that such election will be carried out. The definitive agenda for the General Ordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., to be held on April 15, 2009 at 10 a.m. at the Espacio Riesco Conventions Center, located at Avda. El Salto 5000, Huechuraba, Santiago, will be the following:

1. Approval of Annual Report, Balance Sheet, Financial Statements, and Report of the External Auditors and Accounts Inspectors for the year ended on December 31, 2008.

2. Profit distribution for the period and dividend payments.

3. Information of the dividend policy and of the procedures for the dividend distribution.

4. Approval of the Investments and Financing policy proposed by the Board of Directors.

5. Election of the Board of Directors.

6. Setting the compensation of the Board of Directors.

7. Setting the compensation of the Directors’ Committee and Audit Committee and budget determinations for 2009.

8. Report of the Directors’ Committee.

9. Appointment of Independent External Auditors.

10. Appointment of two Accounts Inspectors including two deputies, and setting of their compensation.

11. Other matters of corporate interest, and competence of the General Ordinary Shareholders’ Meeting and information regarding transactions referred to in Article 44 of Law 18,046.

Sincerely yours

Rafael Mateo Alcalá
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: March 26, 2009